DYNAMIC OIL & GAS, INC.

YOU ARE STRONGLY URGED TO READ THE ACCOMPANYING
INFORMATION CIRCULAR BEFORE COMPLETING THIS LETTER OF TRANSMITTAL

LETTER OF TRANSMITTAL FOR HOLDERS OF COMMON SHARES
(THIS IS NOT A FORM OF PROXY)

Please Carefully Review the Instructions Below Before Completing this Letter of Transmittal.

Capitalized terms used and not otherwise defined in this Letter of Transmittal have the meanings ascribed to them in the Information Circular (the “Information Circular”) of Dynamic Oil & Gas, Inc. (“Dynamic” or the “Company”) dated August 26, 2005 which is being delivered to you with this Letter of Transmittal. This Letter of Transmittal is being delivered to holders of common shares (“Common Shares”) of Dynamic in connection with the Arrangement described in the Information Circular. The Arrangement is being submitted for securityholder approval at the special meeting of securityholders of the Company to be held on September 27, 2005.

This Letter of Transmittal, together with: (i) the certificate(s) representing the Common Shares to be exchanged for certificates representing Shellbridge Shares and $1.71 cash per Common Share under the Plan of Arrangement; and (ii) any other required documentation, should be delivered in person or by courier or sent by registered mail to the Depositary, CIBC Mellon Trust Company, at one of the addresses set forth on the last page of this Letter of Transmittal. The Depositary or your broker or other financial advisor will be able to assist you in completing this Letter of Transmittal. If necessary, you may contact the Depositary at one of the addresses set forth on the last page of this Letter of Transmittal. Instructions on completing this Letter of Transmittal begin on page 5 hereof.

THIS LETTER OF TRANSMITTAL MUST BE PROPERLY COMPLETED, EXECUTED AND RETURNED TO THE DEPOSITARY.

YOU MUST INCLUDE YOUR COMMON SHARE CERTIFICATES AND ANY OTHER REQUIRED DOCUMENTATION WITH THIS LETTER OF TRANSMITTAL.

DESCRIPTION OF COMMON SHARES TRANSMITTED

Conditional upon completion of the Arrangement, the undersigned holder of Common Shares is entitled to receive, in respect of each Common Share deposited pursuant to the Arrangement, one Shellbridge Share and $1.71 cash.

Completion of the Arrangement is subject to a number of conditions being fulfilled or satisfied, including the conditions described in the Information Circular.

The undersigned hereby delivers with this Letter of Transmittal the certificate(s) representing Common Shares described below:

(If space is insufficient, please attach a signed list (see Instruction 3))

Name(s) and Address(es) of Registered Holder(s)	Certificate Number(s)	Number of Common Shares Deposited with this Letter of Transmittal

THE CERTIFICATE(S) LISTED ABOVE MUST ACCOMPANY THIS LETTER OF TRANSMITTAL

TO:	Dynamic Oil & Gas, Inc.
CIBC Mellon Trust Company

The undersigned Shareholder hereby represents and agrees that: (i) the undersigned is the legal and beneficial owner of the Common Shares represented by the certificate(s) described above and has good title to such Common Shares free and clear of all adverse interests, claims, charges, encumbrances, equities, liens and restrictions; (ii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and to surrender such Common Shares; (iii) unless the undersigned shall have revoked this Letter of Transmittal by notice given in writing to the Depositary prior to the completion of the Arrangement, the undersigned will not, prior to such time, transfer or permit to be transferred any of the Common Shares represented by the certificate(s) described above; (iv) the undersigned has received the Information Circular; (v) the covenants, representations and warranties of the undersigned herein contained shall survive the Arrangement; (vi) the authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and any obligation of the undersigned herein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned; and (vii) the undersigned is a U.S. Shareholder or not a U.S. Shareholder as indicated in Block D below and has complied with the applicable requirement set out in Block D below, as applicable.

The undersigned acknowledges that, upon the Arrangement becoming effective, which is anticipated to be on September 30, 2005, all the right, title and interest of such holder in such Common Shares will be assigned and transferred to AcquisitionCo for the consideration of one Shellbridge Share and $1.71 cash per Common Share.

The certificate(s) representing Common Shares described above under “Description of Common Shares Transmitted” are enclosed and the undersigned hereby transmits such certificate(s) to be dealt with in accordance with this Letter of Transmittal, it is understood that upon: (i) receipt of this Letter of Transmittal (together with such other documents as may be required); (ii) receipt of the certificate(s) described above; and (iii) completion of the Arrangement, the Depositary will, as soon as practicable, cancel the certificate(s) described above and send to the registered holder of such Common Shares, or such other person designated below, the Shellbridge Shares and cash payable to such person in accordance with the Arrangement and the terms hereof.

Unless otherwise indicated in this Letter of Transmittal, the undersigned hereby requests that the Depositary issue the certificate(s) for the Shellbridge Shares and cheque in the name(s) of the registered holder(s) appearing above under “Description of Common Shares Transmitted”. Similarly, unless otherwise indicated herein, the undersigned requests that the Depositary mail such certificate(s) and cheque by first class mail to the undersigned at the address appearing above under “Description of Common Shares Transmitted”. If no address is specified, the undersigned acknowledges that the Depositary will forward such certificate(s) and cheque to the address of the undersigned as shown on the security register maintained by Dynamic (unless the box in Block C is checked, in which case the Depositary will hold such certificate(s) and cheque for pick-up directly by the shareholder).

In the event that the Arrangement is not completed, the certificate(s) representing Common Shares accompanying this Letter of Transmittal will be returned to the undersigned at the address appearing above under “Description of Common Shares Transmitted”.

BLOCK A: ISSUE CERTIFICATE(S) AND CHEQUE IN THE NAME OF (PLEASE PRINT CLEARLY):

Name

Street Address and Number

City and Province (or State)

County and Postal (or Zip) Code

Daytime telephone number

Social Insurance Number (for Canadian residents) or U.S. Residential Taxpayer Identification Number
BLOCK B: SEND CERTIFICATE(S) AND CHEQUE TO: (Unless Block C is Checked)
Name

Street Address and Number

City and Province (or State)

County and Postal (or Zip) Code
BLOCK C: IF YOU WISH TO PICK UP YOUR CERTIFICATE(S) AND CHEQUE FROM THE DEPOSITARY, PLEASE SO INDICATE:	☐ Please hold my certificate(s) and cheque and I will arrange to have them picked-up directly from the Depositary.
BLOCK D: INDICATE WHETHER OR NOT YOU ARE A U.S SHAREHOLDER OR ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER:

☐ The owner signing below represents that it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder.

☐ The owner signing above is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

A U.S. Shareholder is any Shareholder that is either (A) within the United States or any territory or possession thereof or (B) a “U.S. Person” as defined in Regulation S under the United States Securities Act of 1933.

If you are a U.S. Shareholder, you must complete a form W-9, a copy of which is attached. Failure to complete this Box D or to complete a form W-9, if required, may result in backup withholding.

SHAREHOLDER SIGNATURE AND GUARANTEE:

Signature guarantee by (if required under Instruction 1):	Dated:

Signature of shareholder or authorized representative (See Instruction 4)
Authorized Signature
Name of shareholder (please print clearly or type)
Name of Guarantor (please print clearly or type)

Address (please print clearly or type)	Name of authorized representative, if applicable (please print clearly or type)

SUBSTITUTE FORM W-9

The following information is to be completed by U.S. Shareholders only (See Instruction 6)

Under penalties of perjury, I certify that:

1.

The social security or other taxpayer identification number stated below is my correct taxpayer identification number (or I am waiting for a number to be issued to me, in which case I will complete the “Additional Certification” below); and

2.

I am not subject to back-up withholding because: (a) I am exempt from back-up withholding, or (b) I have not been notified by the United States internal Revenue Service (the “IRS”) that I am subject to back-up withholding as a result of a failure to report interest or dividends, or (c) the IRS has notified me that I am no longer subject to back-up withholding.

Certification Instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to back-up withholding because of under reporting interest or dividends on your tax return.

Name of Shareholder (Please Print)	Signature of Shareholder

Social Security Number or Taxpayer Identification Number	Date

NOTE: FAILURE TO COMPLETE THE FOREGOING INFORMATION OR TO PROVIDE DYNAMIC OR CIBC MELLON TRUST COMPANY WITH A SOCIAL SECURITY OR TAXPAYER IDENTIFICATION NUMBER MAY RESULT IN BACK-UP WITHHOLDING OF 28% OF ANY PAYMENT TO YOU UNDER THE PLAN OF ARRANGEMENT.

ADDITIONAL CERTIFICATION

If you are currently awaiting the issuance of a taxpayer identification number, you must complete the following additional certification

I certify, under penalties of perjury that a taxpayer identification number has not been issued to me and I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Office. I understand that if I do not provide a taxpayer identification number within 60 days, 28% of all reportable payments made to me thereafter will be withheld until I provide a number.

Signature of Shareholder	Date

INSTRUCTIONS FOR COMPLETING LETTER OF TRANSMITTAL

1.      Guarantee of Signatures

A signature guarantee on this Letter of Transmittal is not required if: (i) this Letter of Transmittal is signed by the registered holder of the Common Shares transmitted by this Letter of Transmittal and the holder of such Common Shares has not directed that the Shellbridge Share certificates and cash payable to such shareholder hereunder be delivered to a person other than the registered holder; or (ii) the Common Shares are transmitted by a Canadian chartered bank, a trust company in Canada, a commercial bank or trust company having an office, branch or agency in the United States, a member of the Investment Dealers’ Association of Canada, a member of a recognized stock exchange in Canada, a member of a national securities exchange in the United States or a member of the National Association of Securities Dealers, Inc. (collectively, the “Eligible Institutions”). In all other cases, all signatures on this Letter of Transmittal must be guaranteed by an Eligible Institution (both a signature guarantee and a medallion guarantee are required). See instruction 4.

2.      Delivery of Letter of Transmittal and Certificates

Certificates representing all Common Shares submitted, as well as a properly completed and duly executed Letter of Transmittal in the appropriate form and all other required documents, must be received by the Depositary at one of the addresses set forth on the last page of this Letter of Transmittal. The method of delivery of certificates representing Common Shares and other documents is at the option and risk of the person transmitting the certificates. Dynamic recommends that these documents be delivered by hand or by courier to the Depositary and a receipt be obtained for the documents or, if mailed, that registered mail, properly insured, be used with an acknowledgement of receipt requested. Shareholders who do not forward to the Depositary properly completed and executed Letters of Transmittal, together with their Common Share certificates, will not receive the consideration to which they are otherwise entitled under the Arrangement until proper tender is made. At and after the Effective Time on the Effective Date, certificates formerly representing Common Shares shall represent only the right to receive the consideration to which the holder are entitled under the Plan of Arrangement.

3.      Inadequate Space

If the space provided above under “Description of Common Shares Transmitted” is inadequate, the requested information should be set out on a separate list and attached to this Letter of Transmittal, which separate list must be signed by the Shareholder(s).

4.      Signatures on Letter of Transmittal, Powers and Endorsements

If this Letter of Transmittal is signed by the registered holder(s) of the Common Shares transmitted by this Letter of Transmittal, the signature(s) must correspond with the name(s) as written on the face of the certificate(s) without alteration, enlargement or any change whatsoever. If any of the Common Shares transmitted by this Letter of Transmittal are held of record by two or more joint owners, all the owners must sign this Letter of Transmittal. If any transmitted Common Shares are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations.

If this Letter of Transmittal or any certificates or powers are signed by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation, partner of a partnership or any other person acting in a fiduciary or representative capacity, those persons should so indicate when signing, and proper evidence satisfactory to the Depositary of their authority to act should be submitted. If this Letter of Transmittal is signed by the registered holder(s) of the Common Shares evidenced by certificates listed and submitted with this Letter of Transmittal, no endorsements of certificates or separate powers are required, unless a certificate or a cheque are to be issued to a person other than the registered holder(s), or are to be mailed to an address other than the address appearing above under “Description of Common Shares Transmitted”, in which case signatures on those certificates or powers must be guaranteed by an Eligible Institution. If this Letter of Transmittal is signed by a person other than the registered holder(s) of the Common Shares evidenced by certificate(s) listed and submitted with this Letter of Transmittal, the certificate(s) must be endorsed or accompanied by appropriate share transfer or stock transfer powers, in either case signed exactly as the name or names of the registered holder or holders appear on the certificate(s). Signatures on the certificate(s) or powers must be guaranteed by an Eligible Institution (both a signature guarantee and a medallion guarantee are required).

5.      Special Registration/Payment and Delivery Instructions

If a certificate or a cheque is to be issued in the name of a person other than the person who signed this Letter of Transmittal, or if such certificate or cheque is to be sent to someone other than the person whose name appears above under “Description of Common Shares Transmitted” or to an address other than that appearing above under “Description of Common Shares Transmitted”, the appropriate boxes on this Letter of Transmittal should be completed. If a certificate or cheque is to be issued in different names, Block A and/or B on page 3 of this Letter of Transmittal must be completed, as applicable.

6.      Substitute Form W-9

Each U.S. Shareholder is required to provide CIBC Mellon Trust Company with a correct Taxpayer Identification Number (“TIN”) on the Substitute Form W-9, which is provided on page 4 hereof, and to certify whether such Shareholder is subject to backup withholding of U.S. federal income tax. If a U.S. Shareholder has been notified by the Internal Revenue Service that such Shareholder is subject to backup withholding, such Shareholder must cross out Item 2 of the Substitute Form W-9, unless such Shareholder has since been notified by the Internal Revenue Service that such holder is no longer subject to backup withholding. Failure to provide the information in the Substitute Form W-9 may subject a U.S. Shareholder to 28% federal income tax withholding on any payment to such Shareholder made in connection with the purchase of such Shareholder’s Common Shares. If a U.S. Shareholder has not been issued a TIN and has applied for one, such Shareholder should write “Applied For” in the space provided for the TIN in the Substitute Form W-9, and sign and date the Substitute Form W-9 and the Additional Certification immediately below the Substitute Form W-9. If “Applied For” is written in the Substitute Form W-9 and CIBC Mellon Trust Company is not provided with a TIN within 60 days, CIBC Mellon Trust Company will withhold 28% on all payments to such Shareholder made in connection with the Plan of Arrangement until a TIN is provided.

7.      Lost Certificates

Shareholders who have lost the certificate(s) representing their Common Shares will be required to comply with the requirements set out in section 5.6 of the Plan of Arrangement attached to the Arrangement Agreement set out in Appendix C to the Information Circular.

8.      Requests for Assistance or Additional Copies

Questions and requests for assistance may be directed to the Depositary and additional copies of this Letter of Transmittal may be obtained without charge on request from the Depositary at the telephone numbers and addresses set forth on the last page of this Letter of Transmittal. Holders of Common Shares may also contact their local broker, dealer, commercial bank, Canadian chartered bank, trust company or other nominee for assistance.

The Depositary is:

CIBC MELLON TRUST COMPANY

By Mail:

P.O. Box 1036
Adelaide Street Postal Station
Toronto, Ontario
M5C 2K4

By Hand or By Courier:

Vancouver	Toronto

1066 West Hastings Street, 16th Floor	199 Bay Street
Vancouver, British Columbia	Commerce Court West, Securities Level
V6E 3X1	Toronto, Ontario
M5L 1G9

Telephone: (416) 643-5500
Toll free: 1-800-387-0825

Email: inquiries@cibcmellon.com